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LEGAL PROCEEDINGS -- CHI

     The Fund, the Fund's Current Board of Trustees, Certain former Board of Trustees, Calamos, and the corporate parent of Calamos have been named as defendants in a putative class action captioned Brown v. Calamos, et al., which was initially filed in the U.S. District Court for the Northern District of Illinois on July 15, 2010, Voluntarily dismissed in the U.S. District Court, re-filed in the Circuit Court of Cook County, Illinois on September 13, 2010, and removed back to the U.S. District Court on October 13, 2010 (the "Brown Action"). The complaint in the Brown Action generally alleges that the Fund's Board of Trustees breached certain fiduciary duties owed to the common shareholders of the Fund by approving the redemption of the Fund's Auction Rate Cumulative Preferred Shares (the "ARPS") at their liquidation preference, and by recapitalizing the Fund with debt-based borrowings that were allegedly less advantageous to the Fund's common shareholders. The complaint also alleges that Calamos, the corporate parent of Calamos and the Fund itself aided and abetted the Trustees' alleged breaches of fiduciary duty and were unjustly enriched as a result. The suit seeks indeterminate monetary and punitive damages from the named defendants, as well as injunctive relief. The defendants believe that the Brown Action is without merit, and intend to defend themselves vigorously against these charges.

     The Fund's Current Board of Trustees, Certain former Board of Trustees, Calamos, and the corporate parent of Calamos also have been named as defendants in a putative class action captioned Bourrienne v. Calamos , et al. which was initially filed in the U.S. District Court for the Northern District of Illinois on September 14, 2010, Voluntarily dismissed in the U.S. District Court, re-filed in the Circuit Court of Cook County, Illinois on October 18, 2010, and removed back to the U.S. District Court on November 12, 2010 (the "Bourrienne Action"). The complaint in the Bourrienne action generally alleges that the Fund's Board of Trustees breached certain fiduciary duties owed to the common shareholders of the Fund by approving the redemption of the Fund's ARPS at their liquidation preference, and by recapitalizing the Fund with debt-based borrowings that were allegedly less advantageous to the Fund's common shareholders. The complaint also alleges that Calamos and the corporate parent of Calamos aided and abetted the Trustees' alleged breaches of fiduciary duty and were unjustly enriched as a result. The suit seeks indeterminate monetary and punitive damages from the named defendants, as well as injunctive relief. The defendants believe that the Bourrienne Action is without merit, and intend to defend themselves vigorously against these charges.

     The defendants in the Brown and Bourrienne Actions have filed motions to dismiss the cases under the Securities Litigation Uniform Standards Act of 1998 and on various alternative grounds. The plaintiff in the Brown Action has moved to remand that case to the Circuit Court of Cook County. To date, there has been no ruling on any of the motions filed by the parties.

     The Fund believes that neither the Brown Action nor the Bourrienne Action has any present material adverse effect on the ability of Calamos to perform its obligations under its investment advisory contract with the Fund.